   **one health**

Dear Rachel,

When I started One Drop in 2014, my goal was to transform health, change lives, and create new opportunities. For nearly a decade, we worked tirelessly towards that mission with our award-winning One Drop diabetes management solution. In December 2023, we made the challenging decision to discontinue the One Drop retail and digital business in order to fully invest our passion, focus, resources, and energy in the success of our continuous glucose monitoring technology (CGM). This decision was not easy, as it meant stepping away from the One Drop community that has been the bedrock of our strength and success, to focus on the next important breakthrough in diabetes.

We are confident this has been the exact right choice. We may not have invented CGM, but we are completely redefining it. Over the course of this year, we've made significant strides in development. To bring this vision to life, we started a brand new company, One Health Biosensing Inc., focused on completing the development of a next-generation CGM. We are beyond excited about our progress in bringing an ultra low cost, pain-free, needle-free, AI enabled, flexible dose CGM to market in 2026.

Throughout this process, one of my top priorities has been finding a way to bring the One Drop community with us on this exciting new journey.

As a serial entrepreneur, I've successfully founded, built, and sold multiple companies, creating significant value for my investors. With One Health, we want you to join us. I am committed to creating and returning this value not just to investors but also to the valued members of our community—because without you, we wouldn't be where we are today.

Today, I'm thrilled to invite you to share in our future success. **We are offering every member of the One Drop community the opportunity to be an early investor in One Health,** ahead of any other investors. We know you share our vision of making CGM technology affordable and accessible to everyone living with diabetes, and we want you to be a part of making that vision a reality.

Find Out More*

We are excited for this new era of innovation and growth with CGM and look forward to serving you once again as **One Health**. Stay safe, stay healthy, and stay tuned for updates!

Yours sincerely,



Jeff Dachis
One Health CEO and founder

*Minimum investment amounts starting at $100. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



one health

View in Browser I Preferences I Unsubscribe